

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 21, 2016

Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

> **Re: Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2015**
> **Filed October 16, 2016**
> **File No. 001-14063**

Dear Mr. Alexander:

We have reviewed your December 18, 2015 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2015 letter.

Notes to Consolidated Financial Statements

Note 12. Concentration of Risk and Segment Data

b. Segment Data, page 95

1.   We note from you response to prior comments 4 and 5 that each of your DMS and EMS segments include two business groups. Please refer to ASC 280-10-50 and provide us the following information as it relates to your segments and business groups:

- Explain further the role of the CFO and COO as joint segment managers over the EMS and DMS segments and how, if at all, their responsibilities differ from the EVPs and President of your four business groups;

- Tell us how often the CODM meets with his direct reports, the financial information he reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends (i.e., CFO, COO, EVPs, President or anyone else);

- Describe the specific information that is regularly reviewed by the CODM, how frequently it is reviewed, and at what level such information is provided;

- Tell us what information the CODM receives with regards to the business groups and how he uses such information in making key decisions with respect to evaluating and determining the actions necessary to achieve the company's operating results;

- Explain how budgets and annual operating targets are prepared, who approves the budgets and annual operating targets at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to each;

- Describe the level of detail communicated to the CODM when actual results differ from budgets and annual operating targets, and who is involved in meetings with the CODM to discuss budget/target-to-actual variances;

- Explain the COO's role and responsibilities to the business and how they compare or contrast to that of the CEO; and

- Describe the basis for determining compensation for the CEO, CFO, EVPs and President of the business groups.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
And Services